Exhibit A

Ceragon Reports 11% Growth in Third Quarter of 2023, Narrows
Full-Year Guidance Range, Raising Midpoint

Company Generates $3.4 Million in GAAP Net Income and $10.8 Million in Positive Free Cash Flow

ROSH HA'AIN, Israel, November 6, 2023 /PRNewswire/ -- Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the third quarter and nine months ended September 30, 2023.

Q3 2023 Financial Highlights:

•	Revenues of $87.3 million, up 10.9% year-over-year

•	Operating income of $6.7 million on a GAAP basis, or $8.0 million on a non-GAAP basis

•	EPS of $0.04 per diluted share on a GAAP basis, or $0.06 per diluted share on a non-GAAP basis

Q3 2023 Business Highlights:

•	Announced the definitive agreement to acquire Siklu to expand presence in North America, increasing market share in mmW and augmenting Ceragon’s offering with Fixed Wireless Access

•	North America:

- Record bookings, supported by continued strength in 5G rollout and expanded presence with private network customers

- Third consecutive quarter of revenues exceeding $20 million

•	India:

- Strongest region in terms of revenue, with record quarterly revenue since Q2 2018

Doron Arazi, CEO, commented: “Ceragon continues to expand its addressable market and diversify its customer base, bolstering our already durable competitive position as a leader in one of the  growing parts of the telecommunications sector. Continued strong demand in India and North America drove our growth, and we are successfully broadening our position with private networks and smaller Communication Service Providers, adding 20 new customers in this segment since the beginning of the year, to expand our revenue opportunity and further diversify our customer portfolio. The pending acquisition of Siklu is expected to accelerate this trend, adding incremental revenue with key growth customers.”

“While the Siklu acquisition has not closed yet, Ceragon and Siklu teams are already working on integration plans, and our expectation both in terms of timing and for operational and financial synergies has not changed,” added Mr. Arazi. “We continue to view this pending acquisition as strategic, strengthening our end-to-end offering, expanding our position in key growth areas and enabling significant cross-selling opportunities.”

“With our improved collections, we generated more than $10 million from operations and investing activities during the quarter, giving us increased confidence that we can integrate and accelerate Siklu, invest in product development, and strengthen our balance sheet,” continued Mr. Arazi. “We expect a continued growth year over year in revenue and profitability in the fourth quarter, capping off a strong year for Ceragon and giving us significant momentum as we enter 2024.”

Primary Third Quarter 2023 Financial Results:

Revenues were $87.3 million, up 10.9% from $78.6 million in Q3 2022 and 1.3% compared to $86.2 million in Q2 2023.

Gross profit was $30.3 million, giving us a gross margin of 34.7%, compared with a gross margin of 35.3% in Q3 2022 and 35.2% in Q2 2023.

Operating income was $6.7 million compared with $1.3 million for Q3 2022 and $5.7 million for Q2 2023.

Net income (loss) was $3.4 million, or $0.04 per diluted share, compared with $(0.9) million, or $(0.01) per diluted share for Q3 2022 and $2.1 million, or $0.02 per diluted share for Q2 2023.

Non-GAAP results were as follows: Gross margin was 34.9%, operating profit was $8.0 million, and net income was $5.0 million, or $0.06 per diluted share.

Cash and cash equivalents were $34.0 million at September 30, 2023, compared to $24.5 million at June 30, 2023.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q3 2023
India	34%
North America	26%
Latin America	15%
Europe	11%
APAC	10%
Africa	4%

Outlook

Ceragon management narrowed the range and raised the midpoint of its full-year revenue guidance to $338 million to $346 million, up from prior guidance of $334-$348 million and expects full-year non-GAAP profitability. Our guidance is based on current visibility and assumes normal conversion of bookings to revenue. Our revenue target for fiscal 2027 is approximately $500 million, and we also target increasing our gross margins to at least 34-36% over the same period.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; the effects of the evolving nature of the recent war in Gaza between Israel and the Hamas; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs, substantial losses incurred and negative cash flows generated, which, if continue, may significantly adversely impact our results of operations and cash flow; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfill our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; uncertainties as to the occurrence and timing of the consummation of the transaction with Siklu and the potential failure to satisfy the conditions to the closing of such transaction; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Rob Fink or Bob Meyers
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Revenues	$87,260	$78,649	$256,820	$219,642
Cost of revenues	56,986	50,861	168,014	151,111

Gross profit	30,274	27,788	88,806	68,531

Operating expenses:
Research and development, net	7,454	7,318	23,204	21,610
Sales and Marketing	10,059	8,663	30,033	26,797
General and administrative	5,806	6,571	17,348	16,469
Restructuring and related charges	-	-	897	-
Acquisition- and integration-related	283	-	283	-
Other operating expenses (*)	-	3,971	-	3,971

Total operating expenses	$23,602	$26,523	$71,765	$68,847

Operating income (loss)	6,672	1,265	17,041	(316)

Financial expenses and others, net	1,722	1,778	5,066	3,294

Income (loss) before taxes	4,950	(513)	11,975	(3,610)

Taxes on income	1,583	350	4,552	1,061

Net income (loss)	$3,367	$(863)	$7,423	$(4,671)

Basic net income (loss) per share	$0.04	$(0.01)	$0.09	$(0.06)
Diluted net income (loss) per share	$0.04	$(0.01)	$0.09	$(0.06)

Weighted average number of shares used in computing basic net income (loss) per share	84,688,985	84,200,177	84,470,709	84,060,674

Weighted average number of shares used in computing diluted net income (loss) per share	85,488,113	84,200,177	85,265,666	84,060,674

(*) Hostile attempt related costs.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,966	$22,948
Trade receivables, net	104,593	100,034
Other accounts receivable and prepaid expenses	15,047	15,756
Inventories	70,050	72,009

Total current assets	223,656	210,747

NON-CURRENT ASSETS:
Severance pay and pension fund	4,652	4,633
Property and equipment, net	30,145	29,456
Operating lease right-of-use assets	16,214	17,962
Intangible assets, net	9,337	8,208
Other non-current assets	17,130	18,312

Total non-current assets	77,478	78,571

Total assets	$301,134	$289,318

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$65,865	$67,384
Deferred revenues	2,986	3,343
Short-term loans	38,200	37,500
Operating lease liabilities	3,052	3,745
Other accounts payable and accrued expenses	25,148	20,864

Total current liabilities	135,251	132,836

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,983	9,314
Deferred revenues	12,170	11,545
Other long-term payables	3,059	2,653
Operating lease liabilities	11,157	13,187

Total long-term liabilities	35,369	36,699

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	435,269	432,214
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,903)	(11,156)
Accumulated deficits	(273,985)	(281,408)

Total shareholders' equity	130,514	119,783

Total liabilities and shareholders' equity	$301,134	$289,318

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cash flow from operating activities:
Net income (loss)	$3,367	$(863)	$7,423	$(4,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,366	2,643	7,501	8,418
Loss from sale of property and equipment, net	31	-	61	20
Stock-based compensation expense	1,048	1,167	3,025	2,602
Decrease in accrued severance pay and pensions, net	(11)	(321)	(355)	(690)
Decrease (increase) in trade receivables, net	2,684	6,659	(4,226)	2,486
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	1,360	1,297	1,911	(1,759)
Decrease in operating lease right-of-use assets	1,090	853	2,987	2,726
Decrease (increase) in inventory, net of write off	(2,437)	(3,759)	1,622	(3,310)
Increase (decrease) in trade payables	3,229	1,834	(726)	3,173
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	2,071	(258)	4,397	(1,964)
Decrease in operating lease liability	(1,443)	(1,087)	(3,961)	(5,158)
Increase (decrease) in deferred revenues	(118)	432	268	1,735
Net cash provided by operating activities	$13,237	$8,597	$19,927	$3,608
Cash flow from investing activities:
Purchase of property and equipment, net	(1,935)	(3,664)	(7,407)	(9,032)
Purchase of intangible assets	(446)	(823)	(2,283)	(1,260)
Net cash used in investing activities	$(2,381)	$(4,487)	$(9,690)	$(10,292)

Cash flow from financing activities:
Proceeds from exercise of options	-	297	30	410
Proceeds from (repayment of) bank credits and loans, net	(1,350)	(2,000)	700	15,100
Net cash provided by (used in) financing activities	$(1,350)	$(1,703)	$730	$15,510

Translation adjustments on cash and cash equivalents	$(69)	$(35)	$51	$59

Increase in cash and cash equivalents	$9,437	$2,372	$11,018	$8,885
Cash and cash equivalents at the beginning of the period	24,529	23,592	22,948	17,079
Cash and cash equivalents at the end of the period	$33,966	$25,964	$33,966	$25,964

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

GAAP cost of revenues	$56,986	$50,861	$168,014	$151,111
Stock-based compensation expenses	(142)	(161)	(367)	(418)
Changes in indirect tax positions	-	(1)	(3)	(2)
Non-GAAP cost of revenues	$56,844	$50,699	$167,644	$150,691

GAAP gross profit	$30,274	$27,788	$88,806	$68,531
Stock-based compensation expenses	142	161	367	418
Changes in indirect tax positions	-	1	3	2
Non-GAAP gross profit	$30,416	$27,950	$89,176	$68,951

GAAP Research and development expenses	$7,454	$7,318	$23,204	$21,610
Stock-based compensation expenses	(194)	(168)	(672)	(188)
Non-GAAP Research and development expenses	$7,260	$7,150	$22,532	$21,422

GAAP Sales and Marketing expenses	$10,059	$8,663	$30,033	$26,797
Stock-based compensation expenses	(357)	(383)	(1,096)	(962)
Non-GAAP Sales and Marketing expenses	$9,702	$8,280	$28,937	$25,835

GAAP General and Administrative expenses	$5,806	$6,571	$17,348	$16,469
Retired CEO compensation	-	-	-	96
Stock-based compensation expenses	(355)	(455)	(890)	(1,034)
Non-GAAP General and Administrative expenses	$5,451	$6,116	$16,458	$15,531

GAAP Restructuring and related charges	-	-	897	-
Restructuring and related charges	-	-	(897)	-
Non-GAAP Other operating expenses	$-	$-	$-	$-

GAAP Acquisition- and integration-related	283	-	283	-
Acquisition- and integration-related	(283)	-	(283)	-
Non-GAAP Other operating expenses	$-	$-	$-	$-

GAAP Other operating expenses	-	3,971	-	3,971
Hostile attempt related costs	-	(3,971)	-	(3,971)
Non-GAAP Other operating expenses	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
GAAP operating income (loss)	$6,672	$1,265	$17,041	$(316)
Stock-based compensation expenses	1,048	1,167	3,025	2,602
Changes in indirect tax positions	-	1	3	2
Retired CEO compensation	-	-	-	(96)
Hostile attempt related costs	-	3,971	-	3,971
Restructuring and related charges	-	-	897	-
Acquisition- and integration-related	283	-	283	-
Non-GAAP operating income	$8,003	$6,404	$21,249	$6,163

GAAP financial expenses and others, net	$1,722	$1,778	$5,066	$3,294
Leases – financial income	364	233	1,007	2,432
Non-GAAP financial expenses & others, net	$2,086	$2,011	$6,073	$5,726

GAAP Tax expenses	$1,583	$350	$4,552	$1,061
Non-cash tax adjustments	(630)	(81)	(2,373)	(427)
Non-GAAP Tax expenses	$953	$269	$2,179	$634

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

GAAP net income (loss)	$3,367	$(863)	$7,423	$(4,671)

Stock-based compensation expenses	1,048	1,167	3,025	2,602
Changes in indirect tax positions	-	1	3	2
Leases – financial income	(364)	(233)	(1,007)	(2,432)
Retired CEO compensation	-	-	-	(96)
Hostile attempt related costs	-	3,971	-	3,971
Restructuring and other charges	-	-	897	-
Acquisition- and integration-related	283	-	283	-
Non-cash tax adjustments	630	81	2,373	427
Non-GAAP net income (loss)	$4,964	$4,124	$12,997	$(197)

GAAP basic net income (loss) per share	$0.04	$(0.01)	$0.09	$(0.06)

GAAP diluted net income (loss) per share	$0.04	$(0.01)	$0.09	$(0.06)

Non-GAAP basic and diluted net income (loss) per share	$0.06	$0.05	$0.15	$(0.00)

Weighted average number of shares used in computing GAAP basic net income (loss) per share	84,688,985	84,200,177	84,470,709	84,060,674

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	85,488,113	84,200,177	85,265,666	84,060,674

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	87,228,483	85,970,107	86,897,235	84,060,674